Exhibit 99.2

Directors and Executive Officers of Citadel Investment Group II, L.L.C.

The name, business address, title, present principal occupation or employment and citizenship of the sole executive officer of Citadel Investment Group II, L.L.C. ("CIG-II") is set forth below. The business address of such officer is 131 S. Dearborn Street, 32ndFloor, Chicago, Illinois 60603. CIG-II has no directors.

Name	Title and Present Principal Occupation	Citizenship
Kenneth Griffin	President and Chief Executive Officer	United States

Directors and Executive Officers of Citadel Securities LLC

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the executive officers of Citadel Securities LLC ("CS") are set forth below.  CS has no directors.

Name	Title and Present Principal Occupation	Citizenship
Patricia Stasny	Chief Financial Officer	United States